Tollefsen Business Law  p.c.
2825 Colby Avenue, Suite 304
Everett, Washington 98201
Telephone (425) 353-8883

October 21, 2010

Transmitted by EDGAR Submission

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
Mara Ransom, Legal Branch Chief
David Orlic, Special Counsel, Office of Mergers and Acquisitions
Robert Errett, Staff Attorney

Re:	ITEX Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 6, 2010
File No. 000-18275

Dear Ms. Ransom and Messrs. Owings, Orlic and Errett:

On behalf of our client, ITEX Corporation (“ITEX” or “Company”), we submit the following response to your comment letter dated October 15, 2010.  Set forth below are the Staff’s comments followed by our responses.  The numbered responses in this letter correspond to your numbered comments.

ITEX has filed a revised preliminary proxy statement which reflects the changes described below.

General

1.
Please tell us how you determined to define the affiliated shareholders as “the Pagidipati Group” in your proxy materials, given that Mr. Polonitza appears to be the focal point of the group, the Schedule 13D relating to the group's holdings is filed under his name, and in your prior proxy statement you referred to the group as the “Polonitza Group.”

Response:

On behalf of the Company we submit that although the group was initially formed by Mr. Polonitza, and ITEX initially referred to it as the “Polonitza Group,” we believe the “Pagidipati Group” is a more accurate designation of the current group for several reasons:

•
The addition of the Pagidipati family in September 2009 (as reported in the Schedule 13D filed on 9-23-09) more than doubled the previous share ownership of the group and triggered presumptive affiliate status for the group;

•
The Pagidipati family owns more shares than any other person or family within the group, representing the largest percentage of ownership of ITEX shares by a group member (4.37% based on the group’s latest Schedule 13D filing of 9-08-10 and subsequent Forms 4);

Mr. H. Christopher Owings
October 21, 2010

•	The Pagidipati family has more cash invested than any other person or family within the group; [1]

•	The Pagidipati family has more individual members in the group (4) than any other;

•	The Pagidipati family is represented by a family member as a board nominee of the group (Sidd Pagidipati);

•	A member of the Pagidipati family serves as legal counsel for the group (Rahul Pagidipati);

•
Since the latest Schedule 13D filing of 9-08-10, the Pagidipati family has purchased 2,930 additional shares and Polonitza has purchased an additional 340 shares (as reported on Forms 4), which is consistent with the trend of the greater proportional and controlling influence of the Pagidipati family

The Company has set forth its reasons for naming the group the “Pagidipati” Group in the section entitled “Background of the Solicitation” on pages 6 through 8.  ITEX does not believe readers or stockholders will be confused as to the identity of the group.

2.
Please provide a brief background discussion regarding the contacts the company has had with the shareholder group and its members leading up to the current solicitation. You should describe in sufficient detail whether the Company's Board of Directors responded to contacts made by the shareholder group or its members and, if material, the specifics of any discussions between the parties.

Response:

The Company has added a section entitled “Background of the Solicitation,” in which it has described contacts with the shareholder group and the specifics of discussions.   See pages 6-8.

Notice of Annual Meeting of Stockholders

Information about the Meeting and Voting, page 1

What are our Board of Directors’ voting recommendations?, page 1

3.	In an appropriate place in your proxy materials, please explain why you are recommending that shareholders vote for your nominees instead of the shareholder group's nominees.

Response:

The Company has added a section entitled “Pagidipati Group’s Alternative Director Nominees,” in which it set forth the reasons for the Board’s recommendations.   See pages 8-10.

1 Based on the average cost per share of $3.465 for Mr. Polonitza as disclosed in the group’s latest Schedule 13D filing of 9-08-10.  In this Schedule 13D, Mr. Polonitza does not report his share cost individually, but rather aggregates his cost with the cost of shares purchased by additional group members Anderson and Kim.

Mr. H. Christopher Owings
October 21, 2010

How do I vote for the Board’s recommended nominees?, page 1

4.
We note your indication on page 2 that custodians may vote shares on routine matters and you state that Proposal 2 is a routine matter. Please revise to clarify, if true, that Proposal 1 is not routine and the implications of such status as it relates to a custodian’s ability to vote shares.

Response:

The Company has revised the disclosure to clarify that Proposal 1 will be considered a non-routine matter, and thus, if a beneficial owner does not give the custodian specific instructions on Proposal 1, shares will be treated as “broker non-votes” and will not be voted on Proposal 1.

Ratify the Appointment of our Independent Auditors, page 4

5.
You state on page 2 that you believe that custodians may vote on the proposal to ratify the selection of auditors.  However, in this section, you state that broker non-votes will count as shares not voted on this proposal.  Please advise, or revise your disclosure.

Response:

On behalf of the Company we submit that we do not believe there is any inconsistency.  A “broker non-vote” occurs when a custodian does not vote on a particular proposal because it has not received voting instructions from the applicable beneficial owner and does not have discretionary voting power on the matter in question.  It is our understanding that an exercise of custodian discretionary voting power, such as in favor of Proposal 2, would not be deemed a “broker non-vote.”  Nevertheless, for greater clarity the Company has revised the disclosure to rather state that any shares not voted (whether by abstention, broker non-vote, or otherwise) would not be included in the vote totals and, as such, will have no effect on the outcome of the proposal.

Election of Directors Proposal 1, page 6

6.
Please update this section to reflect the two directors for whom the shareholder group is soliciting proxies.  In addition, update to address the information provided in the shareholder group’s proxy materials filed on September 8, 2010.

Response:

The Company has added substantive disclosure in the two sections entitled “Background of the Solicitation” on page 6, and “Pagidipati Group’s Alternative Director Nominees,” on page 8.  In these sections it has identified the three Pagidipati Group nominees, identified in general terms the issues the group has raised, and explained why the Board believes election of the Pagidipati Group nominees is not in the best interest of ITEX stockholders.

The Company will further address various issues raised by the dissident stockholders in its proxy solicitation materials which will subsequently be filed with the Commission in connection with the annual meeting, as it formulates responsive proxy materials.  On behalf of the Company we submit that we believe the issues raised by the dissident stockholders are derived from a very familiar and generic script for activist platforms, including raising selected governance issues, opportunistic criticisms of past performance, expenses and ineffective deployment of capital.

Mr. H. Christopher Owings
October 21, 2010

Director Qualifications and Skills, page 6

7.
Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards revised disclosure. For example, the statements regarding the performance of ITEX while Mr. White as served as Chief Executive Officer must be supported on a supplemental basis and, where not already categorized as such, must be stated as your belief.  Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:

On behalf of the Company, we submit that the Company has a reasonable basis for each of the statements expressed regarding the performance of ITEX while Mr. White served as Chief Executive Officer.  The statements in Mr. White’s biographical section regarding the performance of ITEX have been revised, and now only refer to readily supportable facts.  Identical factual statements have been made in the section entitled “Pagidipati Group’s Alternative Director Nominees.”  Except for statement (6), all factual assertions are derived from ITEX’s previous filings on Form 10-K and Form 10-KSB as outlined below.  Statement (6) is supported by OTC Bulletin Board Quarterly Trade and Quote Summary Reports, as published by the NASDAQ Stock Market, Inc.

(1)	Since 2003 ITEX has “achieved seven consecutive years of profitable operations (fiscal 2004 through 2010)”;

Fiscal year ended July 31,	From Forms 10-K and 10-KSB Consolidated Statements of Income (In thousands) “Net Income (Loss)” **

2003	$ (627)
2004	$ 2,243 (Restated)
2005	$ 3,098
2006	$ 3,433
2007	$ 4,504
2008	$ 934
2009	$ 607
2010	$ 946

**	Consolidated Statements of Income, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2003 through 2010 are attached.

Mr. H. Christopher Owings
October 21, 2010

(2)	Since 2003 ITEX has “increased revenue by 60%”;

Fiscal year ended July 31,	From Forms 10-K and 10-KSB Consolidated Statements of Income (In thousands) “Revenue” **	Percentage Increase

2003	$10.595
2010	$16,925	59.75%

** Consolidated Statements of Income, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2003 through 2010 are attached.

(3)	Since 2003 ITEX has “increased annual operational cash flow from a net loss in 2003 to $2.5 million in 2010”;

Fiscal year ended July 31,	From Forms 10-K and 10-KSB Consolidated Statements of Cash Flows (In thousands) “Net cash provided by (used in) operating activities” **

2003	$ (74)
2004	$ 28
2005	$ 843
2006	$ 1,836
2007	$ 2,057
2008	$ 2,374
2009	$ 2,875
2010	$ 2,536

**	Consolidated Statements of Cash Flows, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2003 through 2010 are attached.

(4)	Since 2003 ITEX has “increased stockholder equity from a negative ($481,000) in 2003 to $14.9 million in 2010”;

July 31,	From Forms 10-K and 10-KSB Consolidated Balance Sheets (In thousands) “Total stockholders’ (deficit) equity” **

2003	$ (481)
2010	$ 14,869

**	Consolidated Balance Sheets, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2003 through 2010 are attached.

Mr. H. Christopher Owings
October 21, 2010

(5)	Since 2003 ITEX has “increased cash from $104,000 at July 31, 2003, to $5.169 million at July 31, 2010”;

July 31,	From Forms 10-K and 10-KSB Consolidated Balance Sheets (In thousands) “Cash and cash equivalents” **

2003	$ 104
2010	$ 5,169

**	Consolidated Balance Sheets, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2003 through 2010 are attached.

(6)	Since 2003 ITEX has “seen its stock price increase by approximately 700%”

Closing bid price on July 31,	From OTC Bulletin Board Reports**	Percentage Increase

2003	$ .60
2010	$ 4.75	692%

**   OTC Bulletin Board Quarterly Trade and Quote Summary Reports, as published by the NASDAQ Stock Market, Inc. for each of the relevant periods are attached.  Stock prices are adjusted to give retroactive effect to the Company’s 1:5 reverse stock split on May 3, 2010.

Corporate Governance, page 8

8.
Please identify each director and director nominee that is independent under the independence standards applicable to the registrant under paragraph (a)(1) of Item 407 of Regulation S-K.  We note your discussion regarding Mr. Wade's lack of independence on page 9, however, it does not appear that you affirmatively state who is independent pursuant to Item 407 of Regulation S-K.

Response:

The Company has added a paragraph to make the affirmative statement as to the two independent outside directors.   See page 13.

Audit Committee, page 9

9.
Please describe the contributions that the Board of Directors believes that Mr. Wade makes to the Audit Committee that leads them to conclude that the contributions that Mr. Wade makes to the Audit Committee outweighs any concerns that he is not independent as defined by NASDAQ Marketplace Rules. Also, please disclose who constituted the Board of Directors for purposes of determining whether Mr. Wade is an independent member of the Audit Committee.

Mr. H. Christopher Owings
October 21, 2010

Response:

The Company has modified the sentence to read as follows, “The Board believes that by virtue of his substantial financial and accounting knowledge, former experience as a CFO of a public company, ability to implement internal controls and procedures, and qualifications as an ‘audit committee financial expert,’ Mr. Wade makes a valuable contribution to the Audit Committee, notwithstanding  the fact that the audit committee is not composed solely of directors who satisfy the independence requirements of the NASDAQ Marketplace Rules for audit committee members.”  See page 13.

It is disclosed that independence determinations are made by the full board, without counting the vote of the interested director.  See page 13.

Executive Compensation, page 13

Summary Compensation Table, page 14

10.
You state that the disclosure in this section includes summary information about compensation received by your chief executive officer and "the two other highest paid executive officers." However, you only include information regarding Steven White which we assume is because the other officers do not receive total compensation in excess of $100,000.  Please advise.  If you have no other executive officers that receive total direct compensation in excess of $100,000 please revise your filing to remove this statement.  Please refer to Item 402(m)(1) of Regulation S-K.

Response:

On behalf of the Company, we confirm that there is presently only one (1) executive officer.  The reference to the two other highest paid executive officers has been deleted.   See page 18.

Narrative to Summary Compensation Table, page 14

Employment and Change-in-Control Agreements, page 14

11.	We note your disclosure that during 2009 you entered into a change of control agreement with Mr. White. Please disclose the date on which such agreement was entered into.

Response:

The reference to 2009 has been corrected.  The Company has disclosed the correct agreement date of February 28, 2008.   See page 18.  This agreement was filed on March 3, 2008, as exhibit 10.15 to its Form 10-Q.

Mr. H. Christopher Owings
October 21, 2010

12.	Please revise the disclosure to quantify the change of control payment, if any that would be due to Mr. White if the shareholder group’s nominees were elected to the board.

Response:

The Company has added disclosures indicating that in the event the Pagidipati Group nominees were elected to the board, Mr. White would receive a payment of $250,000, and upon termination of his employment as CEO an additional payment of $500,000.  See page 19.

Other Matters, page 19

Other Matters Brought Before the Meeting, page 19

13.	Please advise how the standard for discretionary voting set forth in this section is consistent with Rule 14a-4(c), or revise your disclosure. Similar disclosure appears on your form of proxy.

Response:

On behalf of the Company we confirm that the discretionary voting referred to on page 22 of the preliminary proxy statement and the form of proxy is intended to address only situations within the authority created by Rule 14a-4(c).  The Company has revised its disclosure to clarify the issue, as follows:

“However if any business matters other than those referred to in this proxy statement should properly come before the meeting, the persons named in the proxy will, to the extent permitted by applicable rules of the Securities and Exchange Commission, use their discretion to determine how to vote your shares.”

Proxy Solicitation, page 19

14.
We note that proxies may be solicited by mail, personally, by telephone, fax, email or other electronic means and by press releases and public statements.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone must be filed under the cover of Schedule 14A. Please confirm your understanding in this regard. See Rule 14a-6(c) of Regulation 14A.

Response:

On behalf of the Company, we hereby confirm that under Rule 14a-6(b) and (c), all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies by personal interview or telephone, must be filed under the cover of Schedule 14A on the date of first use.

In connection with this response, on behalf of ITEX, we hereby acknowledge that:

o	ITEX is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. H. Christopher Owings
October 21, 2010

o	ITEX may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (425) 353-8883.

Sincerely,
TOLLEFSEN BUSINESS LAW P.C.

/s/ Stephen Tollefsen
Stephen Tollefsen

Enclosures

ANNEX A

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

	Year ended July 31, 2010		Year ended July 31, 2009	
Revenue:				
Marketplace and other revenue	$	16,925	$	16,502
Costs and expenses:				
Cost of Marketplace revenue		10,777		10,481
Corporate salaries, wages and employee benefits		1,850		1,895
Selling, general and administrative		1,980		2,337
Depreciation and amortization		644		762
		15,251		15,475
Income from operations		1,674		1,027
Other income/(expense):				
Interest, net		42		31
Other expense, net		(159)		(30)
		(117)		1
Income before income taxes		1,557		1,028
Income tax expense		611		421
Net income	$	946	$	607
Net income per common share:				
Basic	$	0.26	$	0.17
Diluted	$	0.26	$	0.17
Weighted average shares outstanding:				
Basic		3,572		3,564
Diluted		3,577		3,565

The accompanying notes are an integral part of these Consolidated Financial Statements.

43

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

	Year ended July 31, 2009	Year ended July 31, 2008
Revenue:		
Marketplace and other revenue	$ 16,502	$ 15,964
Costs and expenses:		
Cost of Marketplace revenue	10,481	10,335
Corporate salaries, wages and employee benefits	1,895	1,634
Selling, general and administrative	2,337	1,869
Depreciation and amortization	762	625
	15,475	14,463
Income from operations	1,027	1,501
Other income:		
Interest, net	31	16
Other	(30)	-
	1	16
Income before income taxes	1,028	1,517
Income tax expense (benefit), net	421	583
Net income	$ 607	$ 934
Net income per common share:		
Basic	$ 0.03	$ 0.05
Diluted	$ 0.03	$ 0.05
Weighted average shares outstanding:		
Basic	17,820	17,643
Diluted	17,825	17,858

The accompanying notes are an integral part of these Consolidated Statements of Income.

35

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

	Year ended July 31, 2008		Year ended July 31, 2007	
Revenue:				
Marketplace and other revenue	$	15,964	$	14,171
Costs and expenses:				
Cost of Marketplace revenue		10,335		9,660
Corporate salaries, wages and employee benefits		1,634		1,448
Selling, general and administrative		1,869		1,257
Depreciation and amortization		625		301
		14,463		12,666
Income from operations		1,501		1,505
Other income:				
Interest, net		16		76
Gain on sales of corporate-owned offices		-		70
Other		-		10
		16		156
Income before income taxes		1,517		1,661
Income tax expense (benefit), net		583		(2,843)
Net income	$	934	$	4,504
Net income per common share:				
Basic	$	0.05	$	0.25
Diluted	$	0.05	$	0.25
Weighted average shares outstanding:				
Basic		17,643		17,737
Diluted		17,858		18,103

The accompanying notes are an integral part of these Consolidated Statements of Income.

35

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share amounts)

	Year ended July 31, 2007		Year ended July 31, 2006	
Revenue:				
Marketplace revenue	$	14,171	$	14,646
Costs and expenses:				
Cost of Marketplace revenue		9,660		10,299
Salaries, wages and employee benefits		1,448		1,298
Selling, general and administrative		1,257		1,433
Depreciation and amortization		301		275
		12,666		13,305
Income from operations		1,505		1,341
Other income:				
Interest, net		76		15
Gain on sales of corporate-owned offices		70		17
Gain on extinguishment of debt		-		81
Other		10		4
		156		117
Income before income taxes		1,661		1,458
Income tax benefit, net		(2,843)		(1,975)
Net income	$	4,504	$	3,433
Net income per common share:				
Basic	$	0.25	$	0.19
Diluted	$	0.25	$	0.18
Weighted average shares outstanding:				
Basic		17,737		18,430
Diluted		18,103		18,623

The accompanying notes are an integral part of these consolidated statements of operations.

34

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share amounts)

	Year ended July 31, 2006	2005 (Restated)
Revenue:		
Marketplace revenue	$ 14,657	$ 10,225
Costs and expenses:		
Cost of Marketplace revenue	10,382	7,050
Salaries, wages and employee benefits	1,298	1,042
Selling, general and administrative	1,361	1,369
Depreciation and amortization	275	35
	13,316	9,496
Income from operations	1,341	729
Other income:		
Net interest	15	84
Gain on sales of corporate-owned offices	17	-
Gain on extinguishment of debt	81	-
Other	4	25
	117	109
Income before income taxes	1,458	838
Income tax benefit, net	(1,975)	(2,260)
Net income	$ 3,433	$ 3,098
Net income per common share:		
Basic	$ 0.19	$ 0.17
Diluted	$ 0.18	$ 0.17
Weighted average shares outstanding:		
Basic	18,430	18,576
Diluted	18,623	18,576

The accompanying notes are an integral part of these consolidated statements of operations.

31

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the fiscal years ended July 31,	
	2005	2004 (Restated)
Revenue:		
ITEX Marketplace revenue	$ 10,423	$ 10,283
	10,423	10,283
Costs and expenses:		
Costs of ITEX Marketplace revenue	7,248	7,259
Selling, general and administrative	2,104	2,057
Costs and expenses of regulatory and litigation matters	307	203
Depreciation and amortization	35	143
	9,694	9,662
Operating income	729	621
Other income (expense):		
Interest & other income	109	64
Loss on disposal of equipment	-	(72)
Loss on write-off of note receivable	-	(24)
Gain on sale of corporate-owned offices	-	1,654
	109	1,622
Income before income taxes	838	2,243
Income tax benefit (Note 9)	2,260	-
Net Income	$ 3,098	$ 2,243
Average common and equivalent shares:		
Basic	18,576	18,279
Diluted	18,576	18,279
Net income (loss) per common share:		
Basic	$ 0.17	$ 0.12
Diluted	$ 0.17	$ 0.12

The accompanying notes are an integral part of the consolidated financial statements.

29

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the fiscal years ended July 31,	
	2004	2003
Revenue:		
ITEX Exchange revenue	$ 10,283	$ 10,595
	10,283	10,595
Costs and expenses:		
Costs of ITEX Exchange revenue	6,849	6,384
Selling, general and administrative	2,044	3,539
Costs and expenses of regulatory and litigation matters	203	580
Depreciation and amortization	143	547
Proxy costs	13	187
	9,252	11,237
Net income (loss) from operation	1,031	(642)
Other income (expense):		
Other interest income (expense), net	64	(51)
Loss on disposal of equipment	(72)	-
Loss on write-off of note receivable	(24)	-
Gain on sale of corporate-owned offices	1,654	-
Miscellaneous, net	-	66
	1,622	15
Net income (loss)	2,653	(627)
Average common and equivalent shares:		
Basic	18,279	17,733
Diluted	18,279	17,733
Net income (loss) per common share:		
Basic	$ 0.15	$ (0.03)
Diluted	$ 0.15	$ (0.03)

The accompanying notes are an integral part of the consolidated financial statements.

- 25 -

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

		For the fiscal years ended July 31, 2003	2002
Revenue:			
Trade exchange revenue		10,595	10,137
		10,595	10,137
Costs and expenses:			
Costs of trade exchange revenue		6,384	5,383
Selling, general and administrative		3,726	4,354
Costs and expenses of regulatory and litigation matters		580	458
Depreciation and amortization		547	712
		11,237	10,907
Loss from operations		(642)	(770)
Other income (expense):			
Other interest income (expense), net		(51)	(81)
Gain on sale of securities		0	63
Miscellaneous, net		66	195
		15	177
Loss before income taxes		(627)	(593)
Income taxes (expense) benefit		---	0.00
		(627)	(593)
Net loss	$	(627)	(593)
Average common and equivalent shares:			
Basic		17,733	17,050
Diluted		17,733	17,050
Net loss per common share:			
Basic	$	(0.04)	(0.03)
Diluted		(0.04)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

- 26 -

ANNEX B

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Year ended July 31,		
		2010		2009
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$	946	$	607
Items to reconcile to net cash provided by operating activities:				
Depreciation and amortization		644		762
Loss os disposal of equipment		3		1
Share-based compensation		52		161
Decrease in allowance for uncollectible receivables		(2)		(10)
Decrease in deferred income taxes		519		343
Recognition of imputed interest		-		(12)
Write off of Investment		-		30
Loss on Note - Seattle		255		-
Gain on Sale - SF Office		(99)		-
Changes in operating assets and liabilities:				
Accounts receivable, net		24		517
Prepaid expenses and Media credits		129		80
Other assets		(24)		64
Accounts and other expenses payable		26		(226)
Commissions payable to brokers		(30)		25
Accrued commissions to brokers		(39)		115
Accrued expenses		184		76
Deferred revenue and other long-term liabilites		(81)		69
Long-term liabilities		-		252
Advance payments		29		21
Net cash provided by operating activities		2,536		2,875
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions		-		(68)
Sale of business		50		-
Payments received from notes receivable - corporate office sales		195		236
Payments received from loans		20		20
Advances on loans		(12)		(34)
BXI earnout		-		(150)
Purchase of property and equipment		(67)		(124)
Net cash provided by (used in) investing activities		186		(120)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Repayments on third party indebtedness		-		(1,229)
Cash dividend paid to Common Stockholders		(91)		-
Reacquired shares from non-affiliated parties		(19)		(30)
Net cash used in financing activities		(110)		(1,259)
Net increase in cash and cash equivalents		2,612		1,496
Cash and cash equivalents at beginning of period		2,557		1,061
Cash and cash equivalents at end of period	$	5,169	$	2,557
Supplemental cash flow information:				
Cash paid for interest	$	-	$	35
Cash paid for taxes		51		31
Non-cash activities:				
San Francisco Office note receivable	$	175	$	-
Cash credits on AR balances transferred in San Francisco office sale		14		-
Reduction of goodwill related to the San Francisco office sale		36		-
Reduction of intangibles related to the San Francisco office sale		76		-

The accompanying notes are an integral part of these Consolidated Financial Statements.

45

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended July 31, 2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 607	$ 934
Items to reconcile to net cash provided by operating activities:		
Depreciation and amortization	762	625
Disposal of equipment	1	2
Share-based compensation	161	187
Increase (decrease) in allowance for uncollectible receivables	(10)	(142)
Decrease (increase) in deferred income taxes	343	469
Recognition of imputed interest	(12)	(12)
Write off of Investment	30	-
Changes in operating assets and liabilities:		
Accounts receivable, net	517	78
Prepaid expenses	80	(21)
Other assets	64	6
Accounts and other expenses payable	(226)	93
Commissions payable to brokers	25	666
Accrued commissions to brokers	115	(574)
Accrued expenses	76	121
Deferred revenue	69	(23)
Long-term liabilities	252	(11)
Advance payments	21	(24)
Net cash provided by operating activities	2,875	2,374
CASH FLOWS FROM INVESTING ACTIVITIES:		
Business acquisitions	(68)	(2,381)
Business sales	-	50
Investment in a blogging technology company	-	(30)
Payments received from notes receivable - corporate office sales	236	198
Payments received from loans	20	341
Advances on loans	(34)	(274)
BXI earnout	(150)	(150)
Purchase of property and equipment	(124)	(112)
Net cash used in investing activities	(120)	(2,358)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments on third party indebtedness	(1,229)	(546)
Reacquired shares from non-affiliated parties	(30)	(162)
Net cash used in financing activities	(1,259)	(708)
Net increase (decrease) in cash and cash equivalents	1,496	(692)
Cash and cash equivalents at beginning of period	1,061	1,753
Cash and cash equivalents at end of period	$ 2,557	$ 1,061
Supplemental cash flow information:		
Cash paid for interest	35	72
Cash paid for taxes	31	148
Supplemental non-cash investing and financing activities:		
Financing included in business acquisitions - see Note 10 - Acquisitions	-	300
Non-cash amounts included in prepaid expenses due to share-based compensation - see Note 12 - Share-based compensation	-	31

The accompanying notes are an integral part of these Consolidated Statements of Cash Flows.

37

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended July 31, 2008	Year ended July 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 934	$ 4,504
Items to reconcile to net cash provided by operating activities:		
Depreciation and amortization	625	301
Disposal of equipment	2	-
Share-based compensation	187	169
Increase (decrease) in allowance for uncollectible receivables	(142)	(52)
Decrease (increase) in deferred income taxes	469	(2,900)
Recognition of imputed interest	(12)	(12)
Gain on sales of offices	-	(70)
Amortization of loan issuance costs	-	24
Changes in operating assets and liabilities:		
Accounts receivable	78	30
Prepaid expenses	(21)	59
Other current assets	6	(15)
Accounts and other expenses payable	93	30
Commissions payable to brokers	666	-
Accrued commissions to brokers	(574)	119
Accrued expenses	121	(80)
Deferred revenue	(23)	(80)
Long-term liabilities	(11)	19
Advance payments	(24)	11
Net cash provided by operating activities	2,374	2,057
CASH FLOWS FROM INVESTING ACTIVITIES:		
Business acquisitions	(2,381)	(15)
Business sales	50	-
Investment in a blogging technology company	(30)	-
Payments received from notes receivable - corporate office sales	198	648
Payments received from loans	341	284
Advances on loans	(274)	(302)
BXI earnout	(150)	(62)
Purchase of property and equipment	(112)	(100)
Net cash provided by (used in) investing activities	(2,358)	453
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments on third party indebtedness	(546)	(749)
Reacquired shares from non-affiliated parties	(162)	(322)
Net cash used in financing activities	(708)	(1,071)
Net increase (decrease) in cash and cash equivalents	(692)	1,439
Cash and cash equivalents at beginning of period	1,753	314
Cash and cash equivalents at end of period	$ 1,061	$ 1,753
Supplemental cash flow information:		
Cash paid for interest	72	93
Cash paid for taxes	148	157
Supplemental non-cash investing and financing activities		
Financing included in business acquisitions - see Note 10 - Acquisitions	300	-
Non-cash amounts included in prepaid expenses due to share-based compensation - see Note 12 - Share-based compensation	31	71

The accompanying notes are an integral part of these Consolidated Statements of Cash Flows.

37

ITEX CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year ended July 31, 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,504	$ 3,433
Items to reconcile to net cash provided by operating activities:		
Gain on sales of offices	(70)	(17)
Gain on extinguishment of debt	-	(81)
Recognition of imputed interest	(12)	(69)
Stock based compensation	169	121
Amortization of loan issuance costs	24	-
Depreciation and amortization	301	275
Increase (decrease) in allowance for uncollectible receivables	(52)	106
Increase in deferred income taxes	(2,900)	(2,098)
Changes in operating assets and liabilities:		
Accounts receivable	30	11
Prepaid expenses	59	(92)
Other current assets	(15)	12
Accounts and other expenses payable	30	68
Accrued commissions to brokers	119	(75)
Accrued expenses	(80)	(5)
Deferred revenue	(80)	143
Advance payments	11	104
Long-term liabilities	19	-
Net cash provided by operating activities	2,057	1,836
CASH FLOWS FROM INVESTING ACTIVITIES:		
BXI earnout	(62)	(90)
Payments received from notes receivable - corporate office sales	648	288
Advances on notes receivable - corporate office sales	-	(69)
Payments received from loans	284	(16)
Advances on loans	(302)	(34)
Purchase of membership list	(15)	-
Purchase of property and equipment	(100)	(52)
Net cash provided by investing activities	453	27
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments on third party indebtedness	(749)	(1,527)
Reacquired shares from non-affiliated parties	(322)	(578)
Loan acquisition costs	-	(13)
Net cash used in financing activities	(1,071)	(2,118)
Net increase (decrease) in cash and cash equivalents	1,439	(255)
Cash and cash equivalents at beginning of period	314	569
Cash and cash equivalents at end of period	$ 1,753	$ 314
Supplemental cash flow information:		
Cash paid for interest	93	97
Cash paid for taxes	157	62
<u>Supplemental non-cash investing and financing activities</u>		
Corporate office sales (Note 2)		

The accompanying notes are an integral part of these consolidated statements of operations.

36

ITEX CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year ended July 31, 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,433	$ 3,098
Items to reconcile to net cash provided by operating activities:		
Gain on the sale of corporate-owned office	(17)	-
Gain on extinguishment of debt	(81)	-
Recognition of imputed interest	(69)	(30)
Stock based compensation	121	69
Depreciation and amortization	275	35
Change in allowance for uncollectible receivables	106	-
Deferred income taxes	(2,098)	(2,260)
Changes in operating assets and liabilities:		-
Accounts receivable	11	172
Prepaid expenses	(3)	(97)
Other current assets	(9)	27
Other long term assets	(68)	-
Accounts payable	68	(20)
Accrued expenses	(5)	(26)
Accrued commissions	(75)	(90)
Deferred revenue	143	(35)
Advances	104	-
Net cash provided by operating activities	1,836	843
CASH FLOWS FROM INVESTING ACTIVITIES:		
BXI earnout	(90)	(2,000)
Payments received from notes receivable	288	291
Advances on notes receivable	(69)	-
Loans to brokers	(35)	(18)
Loans and advances	(15)	-
Purchase of property and equipment	(52)	(35)
Net cash provided by (used in) investing activities	27	(1,762)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings (repayments) on third party indebtedness	(1,527)	1,298
Repurchase of common stock	(578)	(25)
Loan acquisition costs	(13)	-
Net cash provided by (used in) financing activities	(2,118)	1,273
Net increase (decrease) in cash and cash equivalents	(255)	354
Cash and cash equivalents at beginning of period	569	215
Cash and cash equivalents at end of period	$ 314	$ 569
Supplemental cash flow information:		
Cash paid for interest	97	-
Cash paid for taxes	62	-

<u>Supplemental non-cash investing and financing activities</u>
Sale of corporate-owned office (Note 2)

33

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended July 31, 2005	2004 (Restated)
Cash flows from operating activities		
Net income	$ 3,098	$ 2,243
Items to reconcile to net cash provided by (used in) operations:		
Gain on sale of corporate-owned offices	-	(1,654)
Recognition of imputed interest from corporate office receivables	(30)	(21)
Loss on disposal of equipment	-	72
Loss on write-off of note receivable	-	24
Stock based compensation, net of cost to reacquire shares from former employees	69	68
Depreciation and amortization	35	143
Change in allowance for uncollectible receivables	-	100
Changes in operating assets and liabilities:		
Accounts receivable	172	(86)
Prepaids and other assets	(70)	110
Deferred tax assets	(2,260)	-
Accounts payable and other current liabilities	(46)	(793)
Accounts payable to independent licensed brokers	(90)	(20)
Deferred revenue	(35)	(158)
Net cash provided by (used in) operating activities	843	28
Cash flows from investing activities:		
Cash paid for acquisition of BXI, net of cash acquired	(2,000)	-
Proceeds from sales of corporate-owned offices	-	150
Payments received from note receivable	291	302
Purchase of property and equipment	(35)	(31)
Loan receivable - loans granted to Broker Network	(18)	-
Net cash provided (used in) by investing activities	(1,762)	421
Cash flows from financing activities:		
Borrowings of third party indebtedness	1,300	-
Repayments of third party indebtedness	(2)	(324)
Re-acquired Shares from Unaffiliated Party	(25)	-
Net cash provided (used in) by financing activities	1,273	(324)
Effective exchange rate on cash and cash equivalents	-	(14)
Net increase (decrease) in cash and equivalents	354	111
Cash and equivalents at beginning of period	215	104
Cash and cash equivalents at end of period	$ 569	$ 215
Supplemental cash flow information		
Cash paid for interest	$ -	$ 20
Cash paid for income taxes	$ -	$ -
Supplemental non-cash investing and financing activities		
Acquistion of BXI (Note 12)		
Issurance of stock to employees (Note 8)		

The accompanying notes are an integral part of the consolidated financial statements

31

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended July 31, 2004	Year ended July 31, 2003
Cash flows from operating activities:		
Net income (loss)	$ 2,653	$ (627)
Items to reconcile to net cash provided by (used in) operations:		
Gain on sale of corporate-owned offices	(1,654)	-
Recognition of imputed interest from corporate office receivables	(21)	(12)
Loss on disposal of equipment	72	-
Loss on write-off of note receivable	24	-
Stock based compensation, net of cost to reacquire shares from former employees	68	87
Depreciation and amortization	143	548
Change in allowance for uncollectible receivables	100	150
Changes in operating assets and liabilities:		
Accounts receivable	(86)	72
Prepaids and other assets	110	(13)
Accounts payable and other current liabilities	(793)	(415)
Other long term liabilities	-	-
Accounts payable to independent licensed brokers	(430)	194
Deferred revenue	(158)	(58)
Net cash provided by (used in) operating activities	28	(74)
Cash flows from investing activities:		
Proceeds from sales of corporate-owned offices	150	82
Payments received from note receivable	302	-
Net cash used in acquisition of business assets	-	(13)
Purchase of property and equipment	(31)	-
Net cash provided by investing activities	421	69
Cash flows from financing activities:		
Borrowings (repayments) of third party indebtedness	(324)	-
Stock options excercised	-	5
Net cash provided (used in) by financing activities	(324)	5
Effective exchange rate on cash and cash equivalents	(14)	14
Net increase (decrease) in cash and equivalents	111	14
Cash and equivalents at beginning of period	104	90
Cash and cash equivalents at end of period	$ 215	$ 104

- 27 -

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended July 31, 2003	2002
Cash flows from operating activities		
Net (loss) income	$ (627)	$ (593)
Items to reconcile to net cash (used in) operations:		
Gain on sale of regional offices	-	(303)
Recognition of imputed interest from regional office receivables	(12)	
Loss on disposal of building	-	190
Gain on lease settlement	-	(31)
Stock based compensation	87	132
Gain on sale of securities	-	(63)
Depreciation and amortization	548	712
Change in allowance for uncollectible receivables	150	-
Changes in operating asets and liabilities:		
Accounts receivable	72	185
Prepaids and other assets	(13)	(8)
Accounts payable, other current liabilities and deferred revenue	(415)	(236)
Other long term liabilities	-	-
Accounts payable to independent licensed brokers	194	(600)
Non-current deferred revenue	(58)	-
Net cash provided by (used in) operating activities	(74)	(615)
Cash flows from investing activities:		
Proceeds from sales of regional offices	82	88
Proceeds from sales of securities	-	64
Net cash used in acquisition of business assets	(13)	0
Purchase of property and equipment		(29)
Net cash provided by (used in) investing activities	69	123
Cash flows from investing activities:		
Borrowings (repayments) of third party indebtedness	-	(424)
Stock options excercised	5	-
Net cash provided (used in) by financing activities	5	(424)
Effect of exchange rates on cash and cash equivalents	14	-
Net increase (decrease) in cash and equivalents	14	(916)
Cash and equivalents at beginning of period	90	1,006
Cash and cash equivalents at end of period	104	90
Supplemental cash flow information		
Cash paid for interest	68	92
Cash paid for income taxes		7

The accompanying notes are an integral part of the consolidated financial statements

- 28 -

ANNEX C

ITEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands)

	July 31, 2010	July 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,169	$ 2,557
Accounts receivable, net of allowance of $349 and $351	859	895
Prepaid expenses	118	82
Loans and advances	55	57
Prepaid Advertising Credits, net of long term portion	157	157
Deferred tax asset	1,018	739
Notes receivable - corporate office sales	125	242
Other current assets	24	19
Total current assets	7,525	4,748
Property and equipment, net of accumulated depreciation of $380 and $280	169	247
Goodwill	3,282	3,318
Deferred tax asset, net of current portion	5,000	5,798
Intangible assets, net of amortization of $2,205 and $1,703	994	1,572
Notes receivable - corporate office sales, net of current portion	480	624
Other long-term assets	188	354
Total assets	17,638	16,661
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts and other expenses payable	124	98
Commissions payable to brokers	661	691
Accrued commissions to brokers	789	828
Accrued expenses	705	521
Deferred revenue	133	144
Advance payments	167	138
Total current liabilities	2,579	2,420
Long-term liabilities:		
Other long-term liabilities	190	260
Total Liabilities	2,769	2,680
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value; 9,000 shares authorized; 3,576 shares and 3,571 shares issued and outstanding, respectively	36	36
Additional paid-in capital	29,138	29,105
Accumulated deficit	(14,305)	(15,160)
Total stockholders' equity	14,869	13,981
Total liabilities and stockholders' equity	$ 17,638	$ 16,661

The accompanying notes are an integral part of these Consolidated Financial Statements.

42

ITEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands)

ASSETS	July 31, 2009	July 31, 2008
Current assets:		
Cash and cash equivalents	2,557	1,061
Accounts receivable, net of allowance of $351 and $361	895	1,331
Prepaid expenses	82	238
Loans and advances	57	67
Prepaid Advertising Credits	157	-
Deferred tax asset	739	819
Notes receivable - corporate office sales	242	204
Other current assets	19	13
Total current assets	4,748	3,733
Property and equipment, net of accumulated depreciation of $280 and $151	247	176
Goodwill	3,318	3,168
Deferred tax asset, net of current portion	5,798	6,061
Intangible assets, net of amortization of $1,703 and $1,078	1,572	2,093
Notes receivable - corporate office sales, net of current portion	624	886
Other long-term assets	354	32
Total assets	16,661	16,149
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts and other expenses payable	98	215
Commissions payable to brokers	691	666
Accrued commissions to brokers	828	713
Accrued expenses	521	445
Deferred revenue	144	75
Advance payments	138	117
Current portion of notes payable	-	591
Total current liabilities	2,420	2,822
Long-term liabilities:		
Other long-term liabilities	260	8
Total Liabilities	2,680	2,830
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value; 50,000 shares authorized; 17,856 shares and 17,816 shares issued and outstanding, respectively	179	178
Additional paid-in capital	28,962	28,908
Accumulated deficit	(15,160)	(15,767)
Total stockholders' equity	13,981	13,319
Total liabilities and stockholders' equity	16,661	16,149

The accompanying notes are an integral part of these Consolidated Balance Sheets.

34

ITEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands)

ASSETS	July 31, 2008	July 31, 2007
Current assets:		
Cash and cash equivalents	1,061	1,753
Accounts receivable, net of allowance of $361 and $265	1,331	1,113
Prepaid expenses	238	141
Loans and advances	67	94
Deferred tax asset	819	614
Notes receivable - corporate office sales	204	202
Other current assets	13	19
Total current assets	3,733	3,936
Property and equipment, net of accumulated depreciation of $151 and $85	176	133
Goodwill	3,168	1,740
Deferred tax asset, net of current portion	6,061	6,735
Intangible assets, net of amortization of $1,078 and $521	2,093	991
Notes receivable - corporate office sales, net of current portion	886	680
Other long-term assets	32	89
Total assets	16,149	14,304
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts and other expenses payable	215	122
Commissions payable to brokers	666	-
Accrued commissions to brokers	713	1,287
Accrued expenses	445	333
Deferred revenue	75	98
Advance payments	117	115
Current portion of notes payable	591	-
Total current liabilities	2,822	1,955
Long-term liabilities:		
Other long-term liabilities	8	19
Total Liabilities	2,830	1,974
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value; 50,000 shares authorized; 17,816 shares and 17,929 shares issued and outstanding, respectively	178	179
Additional paid-in capital	28,908	28,852
Accumulated deficit	(15,767)	(16,701)
Total stockholders' equity	13,319	12,330
Total liabilities and stockholders' equity	16,149	14,304

The accompanying notes are an integral part of these Consolidated Balance Sheets.

34

ITEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands)

	July 31, 2007	July 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	1,753	314
Accounts receivable, net of allowance of $265 and $317	1,113	1,091
Prepaid expenses	141	169
Loans and advances	94	115
Deferred tax asset	614	509
Notes receivable - corporate office sales	202	297
Other current assets	19	4
Total current assets	3,936	2,499
Property and equipment, net of accumulated depreciation of $85 and $42	133	76
Goodwill	1,740	1,695
Deferred tax asset, net of current portion	6,735	3,939
Membership lists, net	991	1,226
Notes receivable - corporate office sales, net of current portion	680	1,151
Other long-term assets	89	77
Total assets	14,304	10,663
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts and other expenses payable	122	91
Accrued commissions to brokers	1,287	1,168
Accrued expenses	333	429
Deferred revenue	98	178
Advance payments	115	104
Current portion of notes payable	-	315
Total current liabilities	1,955	2,285
Long-term liabilities:		
Notes payable, net of current portion	-	410
Other long-term liabilities	19	-
Total Liabilities	1,974	2,695
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value; 50,000 shares authorized; 17,929 shares and 18,246 shares issued and outstanding, respectively	179	182
Additional paid-in capital	28,981	29,217
Unearned stock compensation	(129)	(226)
Accumulated deficit	(16,701)	(21,205)
Total stockholders' equity	12,330	7,968
Total liabilities and stockholders' equity	14,304	10,663

The accompanying notes are an integral part of these consolidated balance sheets.

33

ITEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands)

	July 31, 2006	July 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	314	569
Accounts receivable, net of allowance of $317 and $211	1,091	1,208
Prepaid expenses	169	142
Loans and advances	115	37
Deferred tax asset	509	244
Notes receivable - corporate-owned office sales	297	375
Other current assets	4	16
Total current assets	2,499	2,591
Property and equipment, net of accumulated depreciation of $43 and $17	76	49
Goodwill	1,695	1,689
Deferred tax asset, net of current portion	3,939	2,106
Membership list, net of amortization of $270 and $21	1,226	1,475
Notes receivable - corporate-owned office sales, net of current portion	1,151	1,206
Other long-term assets	77	9
Total assets	10,663	9,125
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	91	108
Accrued payroll, benefits and other expenses	429	434
Accrued commissions	1,168	1,243
Deferred revenue	178	35
Advance payments	104	-
Current portion of notes payable	315	650
Total current liabilities	2,285	2,470
Long-term liabilities:		
Notes payable, net of current portion	410	1,696
Total Liabilities	2,695	4,166
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value; 50,000 shares authorized; 18,246 and 18,826 shares issued and outstanding, respectively	182	188
Additional paid-in capital	29,217	29,495
Unearned stock compensation	(226)	(76)
Treasury stock, at cost	-	(10)
Accumulated deficit	(21,205)	(24,638)
Total stockholders' equity	7,968	4,959
Total liabilities and stockholders' equity	10,663	9,125

The accompanying notes are an integral part of these consolidated balance sheets.

30

ITEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	July 31, 2005 (Restated)	July 31, 2004 (Restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 569	$ 215
Accounts receivable, net of allowance of $211 and $100	1,208	721
Receivables - corporate office sales (Note 2)	375	378
Prepaid and other current assets	195	116
Deferred tax asset	327	-
Total current assets	2,674	1,430
Property and equipment, net of accumulated depreciation of $17 and $3 (Note 3)	49	29
Membership List, net of amortization of $21	1,475	-
Deferred tax asset	2,023	-
Goodwill	1,689	-
Other long term assets	9	-
Receivable - corporate office sales, less current portion and less discount (Note 2)	1,206	1,464
Total assets	$ 9,125	$ 2,923
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 103	$ 105
Accounts payable to independent licensed brokers and franchises	1,243	854
Accrued payroll and taxes	76	99
Current portion of Notes Payable	650	-
Other current liabilities	398	48
Total current liabilities	2,470	1,106
Long-term liabilities:		
Notes Payable, net of current portion	1,696	-
Total Liabililities	4,166	1,106
Commitments and contingencies		
Stockholders' equity (Note 8)		
Common stock, $0.01 par value; 50,000 shares authorized; 18,826 and 18,582 shares issued and outstanding, respectively	188	186
Additional paid-in capital	29,495	29,377
Unearned Stock Compensation	(76)	-
Treasury stock, at cost (2 shares)	(10)	(10)
Accumulated deficit	(24,638)	(27,736)
Total stockholders' equity	4,959	1,817
Total liabilities and stockholders' equity	$ 9,125	$ 2,923

The accompanying notes are an integral part of the consolidated financial statements.

28

ITEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	July 31, 2004	July 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 215	$ 104
Accounts receivable, net of allowance of $100 and $200	721	674
Receivable-corporate office sales (Note 2)	378	57
Prepaid and other current assets	116	153
Total current assets	1,430	988
Property and equipment, net of accumulated depreciation of $3 and $670 (Note 3)	29	158
Purchased member lists, net (Note 4)	-	502
Receivable - corporate office sales, less current portion (Note 2)	1,464	200
Other assets	-	72
Total assets	$ 2,923	$ 1,920
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Long-term debt, notes payable current portion (Note 5)	$ -	$ 324
Accounts payable	105	265
Accounts payable to independent licensed brokers	444	874
Accrued payroll and taxes	99	137
Deferred revenue, current portion	-	67
Accrued audit and legal fees	-	437
Accrued legal settlements	-	79
Other current liabilities	48	127
Total current liabilities	696	2,310
Deferred revenue	-	91
Stockholders' equity (deficit) (Note 7)		
Common stock, $0.01 par value; 50,000 shares authorized; 18,583 and 18,170 shares issued and outstanding, respectively	186	182
Additional paid-in capital	29,377	29,313
Foreign currency translation	-	14
Treasury stock, at cost (2 shares)	(10)	(10)
Accumulated deficit	(27,326)	(29,980)
Total stockholders' equity (deficit)	2,227	(481)
Total liabilities and stockholders' equity (deficit)	$ 2,923	$ 1,920

The accompanying notes are an integral part of the consolidated financial statements.

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ITEX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

ASSETS		July 31, 2003		July 31, 2002
Current assets:				
Cash and cash equivalents	$	104	$	90
Accounts receivable, net of allowance of $200 and 50		674		896
Receivable-corporate office sales (Note 2)		57		74
Prepaid and other current assets		153		130
Total current assets		988		1,190
Property and equipment, net of accumulated depreciation of $670 and $51 (Note 3)		158		241
Purchased member lists, net (Note 4)		502		941
Receivable - regional office sales, less current portion (Note 2)		200		253
Other assets		72		82
Total assets	$	1,920	$	2,707
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Long-term debt, notes payable current portion (	$	324	$	300
Accounts payable		265		435
Accounts payable to independent licensed brokers		874		680
Accrued payroll and taxes		137		242
Deferred revenue, current portion		67		64
Accrued audit and legal fees		437		350
Accrued legal settlements		79		82
Other current liabilities (Note 6)		127		365
Total current liabilities		2,310		2,518
Deferred revenue		91		149
Stockholders' (deficit) equity (Note 8)				
Common stock, $.01 par value, 50,000 shares authorized; 18,170 and 17,727 shares issued and outstanding, respectively		182		177
Additional paid-in capital		29,313		29,226
Foreign currency translation		14		-
Treasury stock, at cost (2 shares)		(10)		(10)
Accumulated deficit		(29,980)		(29,353)
Total stockholders' (deficit) equity		(481)		40
Total liabilities and stockholders' (deficit) equity	$	1,920	$	2,707

The accompanying notes are an integral part of the consolidated financial statements.

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ANNEX D